# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chijet Motor Company, Inc., CIK 0001957413
CUSIP: G4465R111
Title of class of securities: Class A Ordinary Shares, par value $0.003 per share
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), 000000
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0001493152-25-008113
Filed by CIK 0002011624
Persons authorized to receive notices and communications: Hongwei Mu, NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006, 86 0535 2766221

## Reporting persons
- Hongwei Mu (CIK 0002011624): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 5,440,353; shared voting power 0; sole dispositive power 2,153,616; shared dispositive power 0; aggregate amount beneficially owned 5,440,353 (16.75% of the class)
  Comment: Rows 7 and 11 consist of: (A)(i) 1,520,241 class A ordinary shares held by Chijet Holdings Limited ("CHL"), (ii) 633,375 class B ordinary shares held by CHL convertible into class A ordinary shares at any time at the option of the holder thereof (the foregoing ordinary shares, collectively, the "CHL Shares"); and (B) (i) 2,320,112 class A ordinary Shares held by Euroamer Kaiwan Technology Company Limited (the "EKT"), (ii) 966,625 class B ordinary shares held by EKT convertible into class A ordinary shares at any time at the option of the holder thereof (the foregoing ordinary shares, collectively, the "EKT Shares").
  
  Mr. Hongwei Mu is the director of CHL and as such, may be deemed to be the beneficial owner of the CHL Shares. Additionally, Mr. Mu may be deemed to be the beneficial owner of the EKT Shares by virtue of the Voting Agreement dated February 20, 2025, through which Hongwei Mu has been granted the power to vote or direct the vote of the ordinary shares held by CHL and EKT. Mr. Mu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  Row 9 consists of the CHL Shares.
  
  Row 13 is calculated using a denominator of 31,855,735 ordinary shares, consisting of (i) a total of 30,889,110 class A ordinary shares outstanding as of May 12, 2025, as provided by the Company, (ii) 633,375 class B ordinary shares held by CHL, and (iii) 966,625 class B ordinary shares held by EKT.
- Chijet Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 2,153,616; shared dispositive power 0; aggregate amount beneficially owned 2,153,616 (6.83% of the class)
  Comment: Rows 9 and 11 consist of: (i) 1,520,241 class A ordinary shares of Chijet Motor Company, Inc. (the "Company") held by Chijet Holdings Limited ("CHL"), (ii) 633,375 class B ordinary shares held by CHL convertible into class A ordinary shares at any time at the option of the holder thereof.
  
  Row 7 reflects the result of the Voting Agreement dated February 20, 2025, through which Hongwei Mu has been granted the power to vote or direct the vote of the ordinary shares held by CHL.
  
  Row 13 is calculated using a denominator of 31,522,485 ordinary shares, consisting of (i) a total of 30,889,110 class A ordinary shares outstanding as of May 12, 2025, as provided by the Company, and (ii) 633,375 class B ordinary shares held by CHL.
- Lichun Wu: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 3,286,737; shared dispositive power 0; aggregate amount beneficially owned 3,286,737 (10.32% of the class)
  Comment: Rows 9 and 11 consist of: (i) 2,320,112 Class A Ordinary Shares held by Euroamer Kaiwan Technology Company Limited (the "EKT"); and (ii) 966,625 class B ordinary shares held by EKT convertible into class A ordinary shares at any time at the option of the holder thereof (the foregoing Class A Ordinary Shares, collectively, the "EKT Shares").
  
  Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the foregoing securities held by EKT. Mr. Wu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  Row 7 reflect the result of the Voting Agreement dated February 20, 2025, through which Hongwei Mu has been granted the power to vote or direct the vote of the ordinary shares held by EKT.
  
  Row 13 is calculated using a denominator of 31,855,735 ordinary shares, consisting of (i) a total of 30,889,110 class A ordinary shares outstanding as of May 12, 2025, as provided by the Company, and (ii) 966,625 class B ordinary shares held by EKT.
- Euroamer Kaiwan Technology Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 3,286,737; shared dispositive power 0; aggregate amount beneficially owned 3,286,737 (10.32% of the class)
  Comment: Rows 9 and 11 consist of: (i) 2,320,112 Class A Ordinary Shares held by Euroamer Kaiwan Technology Company Limited (the "EKT"); and (ii) 966,625 class B ordinary shares held by EKT convertible into class A ordinary shares at any time at the option of the holder thereof (the foregoing Class A Ordinary Shares, collectively, the "EKT Shares").
  
  Row 7 reflect the result of the Voting Agreement dated February 20, 2025, through which Hongwei Mu has been granted the power to vote or direct the vote of the ordinary shares held by EKT.
  
  Row 13 is calculated using a denominator of 31,855,735 ordinary shares, consisting of (i) a total of 30,889,110 class A ordinary shares outstanding as of May 12, 2025, as provided by the Company, and (ii) 966,625 class B ordinary shares held by EKT.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.003 per share
Name of issuer: Chijet Motor Company, Inc.
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), 000000
Comment:
This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2024 by Hongwei Mu, Chijet Holdings Limited ("CHL"), Lichun Wu, and Euroamer Kaiwan Technology Company Limited ("EKT", each, a "Reporting Person", collectively, the "Reporting Persons"), as amended by Amendment No.1 filed with the SEC on January 10, 2025 by Hongwei Mu and CHL, the Schedule 13D filed with the SEC on January 10, 2025 by Lichun Wu and EKT, and Amendment No.2 filed with the SEC on February 24, 2025 (collectively, the "Original 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original 13D.

All disclosure in respect of items contained in the Original 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Class A ordinary shares to which this Amendment relates were acquired by the Reporting Person in connection with the Share Exchange Agreement. On March 24, 2025, the Issuer issued an aggregate of 1,600,000 class B ordinary shares to CHL and EKT, pursuant to a Share Exchange Agreement dated as of March 16, 2025 among the Issuer, CHL and EKT. In exchange for the class B ordinary shares, CHL and EKT returned to the Issuer an aggregate of 1,624,910 class A ordinary shares of the Issuer, which were subsequently canceled, retired and reverted to authorized but unissued shares of class A ordinary shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety herein. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the Class A Ordinary Shares deemed to be beneficially owned by Hongwei Mu is 5,440,353 and 16.75%.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by CHL is 2,153,616 and 6.83%.

The aggregate number and percentage of the Class A Ordinary Shares deemed to be beneficially owned by Lichun Wu is 3,286,737 and 10.32%.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by EKT is 3,286,737 and 10.32%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Hongwei Mu: Sole power to vote or to direct the vote: 5,440,353 Shared power to vote or to direct the vote: / Sole power to dispose or to direct the disposition: 2,153,616 Shared power to dispose or to direct the disposition: /

Chijet Holdings Limited: Sole power to vote or to direct the vote: / Shared power to vote or to direct the vote: / Sole power to dispose or to direct the disposition: 2,153,616 Shared power to dispose or to direct the disposition: /

Lichun Wu: Sole power to vote or to direct the vote: / Shared power to vote or to direct the vote: / Sole power to dispose or to direct the disposition: 3,286,737 Shared power to dispose or to direct the disposition: /

Euroamer Kaiwan Technology Company Limited: Sole power to vote or to direct the vote: / Shared power to vote or to direct the vote: / Sole power to dispose or to direct the disposition: 3,286,737 Shared power to dispose or to direct the disposition: /
Transactions in the class effected during the past sixty days: Except as described in Item 3 and Original 13D, neither Reporting Person has effected any transactions in the Class A Ordinary Shares of the Company in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 is hereby incorporated by reference in its entirety herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Form of Share Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on March 28, 2025).

2 Voting Agreement, dated as of February 20, 2025, by and among the Company, Hongwei Mu, Chijet Holdings Limited, and Euroamer Kaiwan Technology Company Limited (incorporated by reference to Exhibit 3 to the Form 6-K filed on January 21, 2025).

3 Joint Filing Agreement, dated as of February 24, 2025, by and among Hongwei Mu, Chijet Holdings Limited, Lichun Wu, and Euroamer Kaiwan Technology Company Limited (incorporated by reference to Exhibit 4 to the Form 6-K filed on January 21, 2025).

## Signatures
- Hongwei Mu: /s/ Hongwei Mu, Hongwei Mu (05/15/2025)
- Chijet Holdings Limited: /s/ Hongwei Mu, Director (05/15/2025)
- Lichun Wu: /s/ Lichun Wu, Lichun Wu (05/15/2025)
- Euroamer Kaiwan Technology Company Limited: /s/ Lichun Wu, Director (05/15/2025)